

05043451

AM 6-28-2005

VF 6-29-05

SEC MAIL PROCESSING RECEIVED JUN 20 2005 WASH, D.C. 213 SECTION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson NY 11776-3336
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 516-331-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – if individual, state last, first, middle name)

67 Wall Street, #2200 New York, NY 10005
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 08 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

TimeCapital Securities Corporation

Index to Financial Statements

March 31, 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH, D.C.
213
SECTION

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2005, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VPRES

Title



Notary Public

ROSEMARY B. RABBITT
NOTARY PUBLIC, State of New York
No. 01RA5018774, Suffolk County
Term Expires 01/19/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TimeCapital Securities Corporation at March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
May 9, 2005

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2005

Assets	
Cash	$ 598,042
Receivables (Note 1)	117,165
Prepaid Expenses	21,300
Current assets	736,507
Membership in exchange (Note 1)	1,100
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $213,243 (Note 1)	48,942
	786,549

Liabilities and stockholders' equity	
Accounts payable and accrued expenses	189,394
Current liabilities	189,394
Stockholders' equity	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	159,668
Total stockholders' equity	597,155
	$ 786,549

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2005

Revenues	
Commissions	$ 2,060,098
Management income	511,639
Net investment gains	(3,835)
Interest and dividends	6,075
	2,573,977
Expenses	
Commissions	915,599
Clearing and execution	207,731
Employee compensation and benefits	678,714
Automobile expenses	32,738
Dues and subscriptions	37,624
Rent	33,057
Telephone	19,637
Office supplies and expenses	37,928
Pension contribution	10,445
Other operating expenses	606,004
	2,579,477
Net (loss) before income taxes	(5,500)
Provision for income taxes	(1,500)
Net (loss)	$ (7,000)

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2004	$ 40,000	$ 397,487	$ 166,668
Net (Loss)			(7,000)
Balance at March 31, 2005	$ 40,000	$ 397,487	$ 159,668

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2005

Cash flows from operating activities:		
Net income		$ (7,000)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$ 15,312	
(Increase) decrease in operating assets:		
Receivables	(648)	
Prepaid expenses	(619)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	7,275	
Total adjustments		21,320
Net cash provided by operating activities		14,320
Cash flows from investing activities:		
Acquisition of property and equipment		(19,645)
Increase in cash		(5,325)
Cash and equivalents, beginning of year		547,092
Cash and equivalents, end of year		$ 541,767

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2005

1. Significant Accounting Policies

TimeCapital Securities Corporation, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., and the Boston Stock Exchange.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company pays rent for office space to a related party on a month to month basis.

The Company charges a management fee to Time Capital Advisory Services, Inc., a related entity.

3. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At, March 31, 2005 the Company was in compliance with these regulations.

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities.

6. Pension Plan

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees.

TimeCapital Securities Corporation
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
as of March 31, 2005

	Original	Adjustments	Amended
Members' Equity and Net Capital	$ 656,883	$ (59,728)	$ 597,155
Deductions and/or Charges:			
Non Allowable - Prepaid expenses	78,437	(1,600)	76,837
Net Capital before Securities Haircuts	578,446	(58,128)	520,318
Haircuts	(4,781)	-	(4,781)
Net Capital	573,665	(58,128)	515,537
Aggregate Indebtedness	121,939	65,956	187,895
Minimum Capital Required	100,000	-	100,000
Excess Capital	$ 473,665	$ (58,128)	$ 415,537
Ratio of AI to NC	21%		36%

Note: The above report includes an adjustment for net capital and deductions not on original FOCUS filing.

Net Capital:	Accounting fees	$ 6,000
	Principals' compensation	53,490
	12b1 commission income	(7,728)
	12b1 commission expense	6,466
	Income tax accrual	1,500
		59,728
AI:	Accounting fees	6,000
	Principals' compensation	53,490
	12b1 commission expense	6,466
		$ 65,956

See accompanying notes to financial statements.

TimeCapital Securities Corporation
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended March 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
TimeCapital Securities Corporation

In planning and performing my audit of the financial statements of TimeCapital Securities Corporation, (the Company), for the year ended March 31, 2005, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
May 9, 2005